# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maison Solutions Inc., CIK 0001892292
CUSIP: 560667107
Title of class of securities: Class A Common Stock, par value US$0.0001 per share
Address of issuer's principal executive offices: 127 N GARFIELD AVE, MONTEREY PARK, California (CA), 91754
Date of event which requires filing of this statement: 03/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-010829
Filed by CIK 0001947975

## Reporting persons
- ATW Master Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 916,512; sole dispositive power 0; shared dispositive power 916,512; aggregate amount beneficially owned 916,512 (4.9% of the class)
  Comment: Please see note in Item 4(a).
- JAK Opportunities XV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 916,512; sole dispositive power 0; shared dispositive power 916,512; aggregate amount beneficially owned 916,512 (4.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 916,512; sole dispositive power 0; shared dispositive power 916,512; aggregate amount beneficially owned 916,512 (4.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 916,512; sole dispositive power 0; shared dispositive power 916,512; aggregate amount beneficially owned 916,512 (4.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 916,512; sole dispositive power 0; shared dispositive power 916,512; aggregate amount beneficially owned 916,512 (4.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Maison Solutions Inc.
Address of issuer's principal executive offices: 127 N GARFIELD AVE MONTEREY PARK, CA, 91754

## Item 2. Person Filing
Name of person filing: ATW Master Fund V, L.P.* JAK Opportunities XV LLC* ATW Partners Opportunities Management, LLC* Antonio Ruiz-Gimenez* Kerry Propper*
Address of principal business office or, if none, residence: 1 Pennsylvania Plaza, Suite 4810 New York, New York 10119
Citizenship: ATW Master Fund V, L.P. - Delaware JAK Opportunities XV LLC - Delaware ATW Partners Opportunities Management, LLC - Delaware Antonio Ruiz-Gimenez - Spain Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Master Fund V, L.P. - 916,512*
JAK Opportunities XV LLC - 916,512*
ATW Partners Opportunities Management, LLC - 916,512*
Antonio Ruiz-Gimenez - 916,512*
Kerry Propper - 916,512*

*This 13G amendment amends and restates the 13G filed on March 18, 2025 to correct the Blocker (as defined below) and the approximate number of Class A Common Stock (the "Shares") the Reporting Persons (as defined below) can acquire within sixty (60) days.

The Shares reported herein represents the estimated number of Shares which JAK Opportunities XV LLC (the "Holding Company") can acquire within sixty (60) days through the exercise of convertible debt and warrants issued by Maison Solutions Inc. (the "Issuer") on March 12, 2025. The Holding Company is wholly owned by the private fund, ATW Master Fund V, L.P. (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper are control persons of the Adviser (the "Control Persons," and collectively with the Holding Company, Fund, and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company. As of the date of this filing, the Holding Company holds convertible debt and warrants which are exercisable into Shares. Further, the Holding Company's convertible debt and warrants are subject to a blocker which prevents the Holding Company from exercising its convertible debt and warrants to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Holding Company, together with its affiliates would beneficially own in excess of 4.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker"). As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer's Form 10Q filed on March 17, 2025 that there were 17,450,476 Shares outstanding as of March 14, 2025 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion of its convertible debt and warrants subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ATW Master Fund V, L.P. - 4.9%
JAK Opportunities XV LLC - 4.9%
ATW Partners Opportunities Management, LLC - 4.9%
Antonio Ruiz-Gimenez - 4.9%
Kerry Propper - 4.9%
Sole power to vote or to direct the vote:
ATW Master Fund V, L.P. - 0
JAK Opportunities XV LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW Master Fund V, L.P. - 916,512*
JAK Opportunities XV LLC - 916,512*
ATW Partners Opportunities Management, LLC - 916,512*
Antonio Ruiz-Gimenez - 916,512*
Kerry Propper - 916,512*
Sole power to dispose or to direct the disposition:
ATW Master Fund V, L.P. - 0
JAK Opportunities XV LLC - 0
ATW Partners Opportunities Management, LLC - 0
Antonio Ruiz-Gimenez - 0
Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW Master Fund V, L.P. - 916,512*
JAK Opportunities XV LLC - 916,512*
ATW Partners Opportunities Management, LLC - 916,512*
Antonio Ruiz-Gimenez - 916,512*
Kerry Propper - 916,512*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Master Fund V, L.P.: /s/ Kerry Propper, Kerry Propper, a Managing Member of the General Partner (04/04/2025)
- JAK Opportunities XV LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member of its Manager (04/04/2025)
- ATW Partners Opportunities Management, LLC: /s/ Kerry Propper, Kerry Propper, a Managing Member (04/04/2025)
- Kerry Propper: /s/ Kerry Propper, Individually (04/04/2025)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (04/04/2025)